EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BetterLife Pharma Inc. (the “Company”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2 Date of Material Change

October 8, 2024

Item 3 News Releases

N/A

Item 4 Summary of Material Change

On October 7, 2024, the Company the Company issued a total of 200,000 common shares and 200,000 share purchase warrants pursuant to the conversion of convertible debentures totaling $20,000 in principal. Share purchase warrants are exercisable into common shares, on a one-for-one basis, at an exercise price of $0.10 per warrant and expire on October 29, 2026.

On October 8, 2024, the Company granted 2,150,000 stock options with exercise price of $0.14 and expiry date of October 7, 2027 to officers, directors, an employee and consultants.

During October 2024, 189,708 common shares of the Company were returned to the Company and cancelled.

Item 5 Full Description of Material Change

Refer to Item 4.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9 Date of Report

October 15, 2024